LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW•LEGALANDCOMPLIANCE•COM WWW•SEC-LAW-BLOG•COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

August 6, 2012

VIA ELECTRONIC EDGAR FILING

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Omega Commercial Finance Corporation

Registration Statement on Form S-1/A

Filed June 21, 2012

File No. 333-180443

Dear Mr. Clampitt:

We are providing you herewith on behalf of Omega Commercial Finance Corporation (the “Registrant”) a revised Form S-1/A, marked to show changes from the previously filed Amendment No. 3 thereto.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Jon S. Cummings, IV dated August 2, 2012.  We trust you shall deem this revised Form S-1/A and the contents of this transmittal letter responsive to your comment letter.

In connection herewith, Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4 p.m., EST, on Wednesday, August 8, 2012, or as soon thereafter as is practicable.

General

Comment 1.  Update to provide second quarter financial information or a Recent Development section with abbreviated financial information and MD&A highlights.

Response 1: We have added a section beginning on page 6 entitled “Recent Developments – Second Quarter Financial Results”.

Prospectus Cover Page

Comment 2. Revise the first paragraph to indicate the sales price will be $.10 per share.

Response 2. We have revised the disclosure to reflect the foregoing.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

August 6, 2012

Prospectus Summary

About Us, page 5

Comment 3.  Revise to add a section discussing the Strategic Alliance with Garden VE limited and briefly discuss the agreement, what is required of Omega’s sub CCRE with regards to financing the Agreement and a timeline for events under the Agreement.

Response 3. We have added the following disclosure:

Strategic Alliance - On February 20, 2012, CCRE, our wholly owned subsidiary entered into the Strategic Alliance Agreement (the “Strategic Alliance”) with Gardens VE Limited (Company No. 07071936), a British Company (“Gardens”).  Gardens’ management, Flavio Zunnair, is a seasoned and proven developer that brings along his vast background, knowledge, and profession in construction engineering and project development.  The short-term goal of the alliance centers on the acquisition of the La Posta Golf Club & Luxury Hotel, while the long-term goal focuses on the refurbishment of the acquired property to both enhance it and make it operational.  Our responsibility within the Strategic Alliance is the arrangement and contribution of up to but no more than Fifty-Eight Million Dollars ($58,000,000 US) based on the projected cost for the Strategic Alliance stemming over the course of the operation as needed, but not to exceed ten (10) years.  Mr. Zunnier is responsible for the day-to-day operation for the entire duration of the project as it pertains to the future refurbishment phase and he has currently placed the property under contract with a hard deposit.  In addition, Mr. Flavio is responsible for transferring free and clear with an unencumbered title of fixed assets in order to support future financing for all phases covering the acquisition on through the refurbishment of the property.  The termination of the strategic alliance is at the discretion of both parties or upon the completion of the refurbishment and or disposition of the stabilized income-producing asset.

Part II Exhibits

Comment 4. We note the removal in this amendment of the two Exhibit 10 agreements with Dutchess Opportunity Fund. Please include the Investment and Registration Rights Agreements with Dutchess as exhibits in the next amendment.

Response 4. We have included the above agreements as exhibits.

Finally, we acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:/s/ Laura Anthony, Esq.

Laura Anthony, Esq.

Omega Commercial Finance Corporation:

By:/s/ Jon S. Cummings, IV

Name: Jon S. Cummings, IV

Title: Chief Executive Officer

Date: August 6, 2012

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832